UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                             VHQ ENTERTAINMENT INC.
                                (Name of Issuer)

                           COMMON STOCK, NO PAR VALUE
                         (Title of Class of Securities)

                                     23R104
                                 (CUSIP Number)


     FAY M. MATSUKAGE, ESQ., 455 SHERMAN STREET, SUITE 300, DENVER, CO 80203,
                                  303-777-3737
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  JUNE 11, 2002
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 23R104                                                    PAGE 2 OF 4


   1          NAME OF REPORTING PERSON            TREVOR M. HILLMAN

              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Entities Only)


   2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) [ ]
              (See Instructions)                                         (b) [x]

   3          SEC USE ONLY

   4          SOURCE OF FUNDS (See Instructions)
              PF

   5          CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) OR 2(e)                                          [ ]

   6          CITIZENSHIP OR PLACE OF ORGANIZATION
              CANADA

  NUMBER OF       7      SOLE VOTING POWER
   SHARES                2,137,847
BENEFICIALLY
  OWNED BY        8      SHARED VOTING POWER
   EACH                  278,583
 REPORTING
PERSON WITH       9      SOLE DISPOSITIVE POWER
                         2,137,847

                 10      SHARED DISPOSITIVE POWER
                         278,583

  11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
              PERSON
              2,416,430

  12          CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES (See Instructions)                                      [ ]

  13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              18.6%

  14          TYPE OF REPORTING PERSON (See Instructions)
              IN


INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7              2 OF 4
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP NO. 23R104                                                     PAGE 3 OF 4



ITEM. 1   SECURITY AND ISSUER.

Common shares

VHQ Entertainment Inc., 6201 - 46th Avenue, Red Deer, Alberta, Canada T4N 6Z1

ITEM 2.   IDENTITY AND BACKGROUND.

(a)    Name:  Trevor M. Hillman

(b) Residence or business address: 46 Kirkwood Crescent, Red Deer, Alberta, Canada T4N 6Z1

(c) Present principal occupation: businessman - Chief Executive Officer of VHQ Entertainment Inc. - 6201 - 46th Avenue, Red Deer, Alberta, Canada T4E 1B5

(d)    Convictions in the last 5 years:  None

(e)    Securities law violations in the last 5 years:  None

(f)    Citizenship:  Canada

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

All funds used for the acquisition of the shares of the Issuer were the personal investment funds of Trevor M. Hillman and no sums were borrowed from any source to make these acquisitions.

ITEM 4.   PURPOSE OF TRANSACTION.

(a) Mr. Hillman is holding his shares of the Issuer for investment purposes but may transfer or sell the shares as necessary.

Mr. Hillman has no other present plans or proposals which relate to or would result in:

(b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any subsidiary thereof;

(c) a sale or transfer of a material amount of assets of the Issuer or any subsidiary thereof;

(d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) any material change in the present capitalization or divided policy of the Issuer;

(f)  any other material change in the Issuer's business or corporate structure;

(g) changes in the Issuer's charter, bylaws, or instruments corresponding thereto, or other actions which may impede the acquisition of control of the Issuer by any person;

(h) causing a class of securities of the Issuer to be delisted from a stock exchange or to cease to be authorized to be quoted on NASDAQ;

CUSIP NO. 23R104                                                     PAGE 4 OF 4


(i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act; or

(j)  any action similar to any of those enumerated above.

Notwithstanding the foregoing, Mr. Hillman will continue to review his investment in the Issuer and reserves the right to change his intentions with respect to any or all of such matters.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

(a) Aggregate number of shares: 1,688,965 shares of common stock owned beneficially and of record; 251,500 shares held of record by his spouse; options to purchase 437,500 shares of common stock which are immediately exercisable; options to purchase 27,083 shares of common stock held by his spouse; and warrants to acquire 11,382 shares of common stock; 18.6%

(b) Number of shares with sole voting and dispositive power: 1,688965 shares of common stock, options to purchase 437,500 shares of common stock which are immediately exercisable, and warrants to acquire 11,382 shares of common stock. Number of shares with shared voting and dispositive power:
     251,500 shares of common stock held of record by his spouse and options to purchase 27,083 shares of common stock held by his spouse.

(c) Transactions effected during the past 60 days: Since April 11, 2002, Mr. Hillman has purchased a total of 105,000 shares at various prices in the open market and sold 366,500 shares at various prices in the open market.

(d) Mr. Hillman's wife has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 251,500 shares held in her name.

(e) On June 11, 2002, Trevor Hillman continues to be the beneficial owner of more than 5% of the class of securities.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

None.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

None.


                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.





   July 3, 2002                          /s/ TREVOR M. HILLMAN
------------------------             -------------------------------------
                                     Trevor M. Hillman